1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

July 12, 2013

Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ENERGY XXI (BERMUDA) LIMITED

Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 9, 2012
File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2013, with respect to Form 10-K, File No. 001-33628, filed with the Commission on June 30, 2012 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended June 30, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

1.	Items 1 and 2 in your supplemental response dated June 24, 2013 address certain errors in your accounting for income taxes. Please tell us how these errors were considered in management’s annual assessment of the effectiveness of internal control over financial reporting (“ICFR”). Specifically, tell us whether you concluded that there were deficiencies in ICFR and describe the basis for your conclusions. Please note that SEC Release No. 33-8810 states in part that the “severity of a deficiency in ICFR does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that the company’s ICFR will fail to prevent or detect a misstatement on a timely basis.” In connection with your response, please request that your auditor provide us with a summary of their evaluation of the errors in your accounting for income taxes with appropriate reference to PCAOB Auditing Standard No. 5.

Securities and Exchange Commission

July 12, 2013

RESPONSE:

The immaterial errors noted as Items 1 and 2 in our supplemental response dated June 24, 2013 were not considered deficiencies in our annual assessment of the effectiveness of internal control over financial reporting (“ICFR”), nor were we advised by our auditors they had identified any such deficiencies. Management applied the following guidance in making our assessment:

PCAOB Auditing Standard No. 5, Appendix A, indicates a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

We also make reference to Release No. 33-8810 (ICFR Release), included in your letter which states in part that:

“The evaluation of the severity of a control deficiency should include both quantitative and qualitative factors. Management evaluates the severity of a deficiency in ICFR by considering whether there is a reasonable possibility that the company's ICFR will fail to prevent or detect a misstatement of a financial statement amount or disclosure; and the magnitude of the potential misstatement resulting from the deficiency or deficiencies. The severity of a deficiency in ICFR does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that the company’s ICFR will fail to prevent or detect a misstatement on a timely basis.”

The ICFR Release also lists several factors that increase the risk that there will be a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement on a timely basis, including: (i) the nature of the financial reporting elements involved (certain elements involve greater risk); (ii) the susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk); (iii) the subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk); (iv) the interaction of the implicated controls with other controls; (v) the interaction of the deficiencies; and (vi) the possible future consequences of the deficiency.

Securities and Exchange Commission

July 12, 2013

Management’s basis for its conclusion is as follows:

Our income tax accounting and reports, including the items referenced in Items 1 and 2 in our supplemental response dated June 24, 2013, are subject to our management’s robust process with internal controls for the accounting and reporting of income taxes. This process includes the periodic consultation with outside tax experts regarding the tax effect of specific transactions, uncertain tax positions and related reporting. These tax experts include a consulting firm, who prepares our tax provision on a periodic basis, and an international accounting firm, who prepares our income tax returns. The details of certain of these consultations were provided in our earlier letters with you. The consulting firm prepares the tax provision based on this consultation and then submits the tax provision to detailed review by our Chief Accounting Officer (“CAO”). This detailed review may require further tax research, on which management makes its accounting and reporting decisions. This also includes the Company’s assessment of the need for or a change in the valuation allowance for all of the Company’s deferred tax assets that are necessarily updated each period as part of the tax provision process. Once approved by the CAO, the tax provision is included in the periodic filing and discussed with the Chief Financial Officer (“CFO”), including the more subjective tax positions and valuation allowance assessments. Once approved by the CFO, the periodic filing is reviewed by executive management and the board of directors.

With respect to the two items in question, the Company’s overall tax position, which was materially impacted by the significant cumulative book losses recorded from inception through year end June 2009, was an important factor in the Company’s tax provision calculations and assessment of internal control risk during the reporting years at issue due to the realization concerns related thereto. Accordingly, the Company’s tax provision process necessarily took into account its overall tax position, as it was not anticipated that a net deferred tax asset position would be justified under ASC 740 for the near-term future. This circumstance necessarily impacted how the Company determined its deferred tax assets and liabilities and the need for changes in the valuations allowance for the periods indicated.

Therefore, based on our assessment of the risk that there would have been a reasonable possibility that the Company’s ICFR would fail to prevent or detect a misstatement on a timely basis in regards to the reporting of deferred tax assets and the related valuation allowance, the performance of internal control procedures and the immateriality of the impact to the financial statements of Items 1 and 2, we concluded that Items 1 and 2 were not indicative of deficiencies in our annual assessment of the effectiveness of ICFR.

In subsequent years when the company began to generate book income on a consistent basis, management changed its assumptions of expected future realization of its deferred tax assets as part of its standard process of evaluating the need for or a change in the valuation allowance for all of the Company’s deferred tax assets. Concurrently, management applied additional scrutiny in its ICFR processes to ensure appropriate accounting and disclosure was achieved.

Securities and Exchange Commission

July 12, 2013

Additionally, per the Staff’s request, we have requested that our auditors provide us with a summary of their evaluation of the errors in our accounting for income taxes with appropriate reference to PCAOB Auditing Standard No. 5. Our auditor responded as follows:

“We tested both the design and operating effectiveness of the internal controls over the company’s accounting for income taxes-a summary of which is provided above--through a combination of inquiry of appropriate personnel, observation of the performance of certain aspects of the control processes and via inspection of relevant documentation. Specifically, we observed that all significant items (including the two errors deemed immaterial to financial statement users as discussed in more detail in the Company’s response dated June 24th, 2013) were subject to the control processes as described above. We did not identify any matters that, in our professional judgment, were deficiencies in internal control. Given the Company’s tax position and the fact that any such errors would not be material as a direct result of the mechanics of the tax provision process, including the valuation allowance assessment component of the process, we believe it is reasonable to conclude the existence of such items does not indicate a control deficiency exists. We also believe this is consistent with the interpretive guidance provided in the ICFR Release.”

* * * * *

Securities and Exchange Commission

July 12, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI (BERMUDA) LIMITED

By:	/s/ David West Griffin
Name:	David West Griffin
Title:	Chief Financial Officer

Enclosures

cc: Sarah Morgan